The Boyar Value Fund, Inc.

April 24, 2019

Via Edgar Correspondence

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Ashley Vroman-Lee

Re:	Post-Effective Amendment No. 30 to the Registration Statement on Form N-1A (“Registration Statement”) of The Boyar Value Fund, Inc. (the “Registrant”);

SEC File Nos. 333-29253; 811-08253

Dear Ms. Vroman-Lee:

This letter responds to comments of the staff of the Securities and Exchange Commission (the “Commission”) transmitted orally by you to Leonard A. Pierce, Esq. of Wilmer Cutler Pickering Hale and Dorr LLP, counsel to the Registrant, on April 9, 2019, relating to the post-effective amendment to the Registrant’s Registration Statement under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), which was filed with the Commission on March 1, 2019. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

For the Commission staff’s convenience, its comments are restated below, followed by the Registrant’s responses. All page numbers refer to the prospectus and SAI as filed in the Registration Statement.

Comment 1.

In the Fee Table on p. 1 of the Summary Prospectus, please move the line captioned “Recoupment of Prior Fee Waiver” to above the line captioned “Total Annual Fund Operating Expenses” and remove the line captioned “Total Annual Fund Operating Expenses After Recoupment.”

Response 1. Accepted.

Comment 2.

The staff notes that the Registrant is paying recoupment of prior waived fees. Please disclose that any such repayment will not cause the Registrant’s expense ratio (after the repayment is taken into account) to exceed both (1) the expense cap in effect at the time of waiver, and (2) the expense cap in effect at the time of recapture. See 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73 which states:

The SEC staff has seen instances where funds instituted a cap in the first year of operations and then increased the cap in subsequent years above the current expense ratio. The SEC staff reminds registrants that they cannot begin to recapture prior year expenses incurred under previous expense cap arrangements solely because of an increase in the current year’s expense cap. Prior year expenses can be recaptured only if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived.

Response 2.

The Registrant directs the staff to existing disclosure set forth under the caption “Expense Limitation Agreement” on page 14 of the SAI in satisfaction of Comment 2. The Registrant supplementally confirms that its expense limitation of 175 basis points has been in place for many years, including at least the most recent two years for which the Adviser and the Distributor are entitled to recoupment.

Comment 3.

In the Example on page 1 of the Summary Prospectus, because the Registrant charges a deferred sales charge upon redemption, please add a second row to the Example and revise the narrative explanation accordingly.

Response 3.

Accepted.

Comment 4.

In the section of the Summary Prospectus captioned “Principal Investment Strategies of the Fund” on page 2, please explain in plain English how the Adviser “tears it apart” when referring to a company’s balance sheet.

Response 4.

Accepted.

Comment 5.

In the last sentence of the second paragraph under the caption “Principal Investment Strategies of the Fund” on page 2 of the Summary Prospectus, please explain in plain English what is meant by “or the assets of the company will be acquired by a third party.” Consider providing an example, such as by sale, bankruptcy or exchange.

Response 5.

Accepted.

Comment 6.

In the last sentence of the second paragraph under the caption “Principal Investment Strategies of the Fund” on page 2 of the Summary Prospectus, please explain in plain English what is meant by “good companies” as it is vague.

Response 6.

Accepted.

Comment 7.

Since the disclosure in the Prospectus in response to Item 9 of Form N-1A states that the Registrant may be fully invested in BAA and B rated high yield bonds, 1. Please include that information in the summary section of the Prospectus, 2. Use the term “junk bonds” and 3. State investment in these lower-rated bonds are speculative. Alternatively, if investing in high yield bonds is not a principal investment strategy, please revise the disclosure in response to Item 9 accordingly.

Response 7.

Accepted in the alternative.

Comment 8.

Please restate principal risks to make the most significant risks more prominent. The Commission’s IM Director Blass recently spoke about this issue. The staff believes it would be more beneficial if these risks are reordered based on the level of risk, with the greatest risk to the fund listed first. The level of risk should be based on a reasonable assessment of both (i) the amount of loss the Registrant may incur as a result of the risk; and (ii) the likelihood of the event giving rise to the risk. The staff believes that listing risks based on the level of severity will benefit investors by putting them on notice as to which risks they should be most concerned about. Also, placing the most significant risks toward the beginning of the principal risk disclosure increases the likelihood that an investor will read that risk. For example, the risk associated with valuing investing seems to be one of the more significant risks applicable to the Registrant.

Response 8.

Accepted.

Comment 9 and Responses [The Registrant’s responses immediately follow the sub-questions].

The Commission staff has the following questions relating to the disclosure under the caption “Related Transactions” under “Principal Risks of Investing in the Fund” on page 2 of the Summary Prospectus:

a)	Is Asset Analysis Focus a subscription-based publication?

Yes, Asset Analysis Focus is a subscription-based publication.

b)	Why does the Registrant have to wait 5 days to purchase a security featured for the first time in that publication?

The Adviser implemented the 5-day restriction, which the Adviser discloses to its clients, including the Registrant, in order to avoid even the appearance that the Adviser is engaging in front running or any sort of market manipulation.

c)	How does that 5-day delay comply with the Adviser’s fiduciary duty to the Registrant?

The Adviser has a “buy and hold” investment philosophy. As disclosed under the caption “Financial Highlights” on page 17 of the Prospectus, the Registrant’s portfolio turnover is less than 10% per year. Further, the stocks that are featured in the publication are not “momentum stocks” and in fact in many instances decrease in value before they go up in value. Therefore, the Adviser believes that waiting 5 days before purchasing a security of a company that is featured for the first time in the publication does not adversely effect the Registrant’s performance, and such 5-day restriction is appropriately disclosed in the Prospectus. In addition, the publication’s subscribers are sophisticated investors; the Adviser believes that the subscribers do not purchase securities featured in the publication simply because the securities are featured. Rather, the subscribers perform their own analysis, and the Adviser believes that it may be longer that 5 days before a subscriber would purchase the equity securities of a company that is featured for the first time in the publication. In addition, the Adviser is quite small as it only manages approximately $200 million dollars in total. The Registrant benefits from the Adviser being able to rely upon the research of the 4 full-time analysts to come up with ideas featured in the publication (which the Adviser uses, in part, to make investment decisions for the Registrant), the costs of which analysts would be prohibitively expensive if it were not for revenues from the publication.

d)	Will other investment advisory clients of the Adviser purchase any such security prior to the Registrant?

All of the Adviser’s clients are subject to the same restriction.

e)	If so, does the Registrant believe that will create a front-running or other issue?

As noted above, all of the Adviser’s clients are subject to the same restriction.

f)	Why is it in the best interest of the Registrant to wait 5 days to purchase a security featured for the first time in that publication?

As noted above, the Adviser implemented and discloses the 5-day restriction in order to avoid even the appearance of impropriety, such as engaging in front running or any sort of market manipulation. As, please see the response to comment 9.c. above.

g)	Are there other investment advisory clients of the Adviser that are similarly restrained?

All of the Adviser’s clients are subject to the same restriction.

Comment 10.

The Registrant may invest in foreign securities and discloses a related risk factor. Will the Registrant invest in securities of emerging market issuers? If so, please describe the related risks.

Response 10.

The Adviser has no current intention to cause the Registrant to invest in securities of emerging market issuers.

Comment 11.

The Registrant may invest in convertible securities and discloses a related risk factor. Will the Registrant invest in contingent convertible securities? If so, please describe the related risks.

Response 10.

The Adviser has no current intention to cause the Registrant to invest in contingent convertible securities.

Comment 12.

Please update the bar chart in the Summary Prospectus to include 2018.

Response 12.

Accepted.

Comment 13.

The Registrant discloses in the section captioned “Principal Investment Strategies of the Fund” on page 9 of the Prospectus that it may invest up to 65% of its assets in non-equity securities. Please disclose these other investments and their attendant risks.

Response 13.

The Registrant discloses that it invests “substantially all, but under normal market conditions no less than 65% of its total assets in equity securities….” [emphasis added.] The non-equity securities in which the Registrant may invest are described in the last paragraph under that caption, as moved in response to Comment 7, which discloses that the Registrant may also invest in U.S. Government obligations, corporate bonds of certain ratings, money market instruments and money market funds that invest in the foregoing instruments.

Comment 14.

In the Prospectus section captioned “Frequent Purchases and Redemptions of Shares,” please disclose the Registrant’s 2% redemption fee and $10 wire transfer charge and the attendant level of disclosure detail in accordance with the requirements of Form N-1A.

Response 14.

Accepted.

Comment 15.

In the table set forth in the section of the SAI captioned “The Investment Adviser” regarding the other accounts managed by the portfolio managers, there is missing information and a sentence that states: “[An affiliate of the Adviser receives a performance-based fee from the one pooled investment vehicle noted in the above table.]” Please complete that information and explain supplementally what is meant by that sentence.

Response 15.

Affiliates of the Adviser serve as general partner to other pooled investment vehicles and receive performance-based fee, as disclosed in the Adviser’s Form ADV.

Comment 16.

In Part C, please add the disclosure pursuant to Item 30 of Form N-1A and the undertaking pursuant to Rule 484(b)(3) under the Securities Act of 1933.

Response 16.

Accepted.

The Registrant will file an amendment to its Registration Statement pursuant to Rule 485(b) of the Securities Act of 1933 to reflect the foregoing responses as well as to make other changes consistent with such filing requirements. We trust that this response adequately addresses your comments. Should you have any further questions or comments, please do not hesitate to contact Leonard A. Pierce, Esq. of Wilmer Cutler Pickering Hale and Dorr LLP at (617) 526-6440.

Very truly yours,

Jonathan Boyer

cc: Leonard A. Pierce, Esq.